Law Department
The Lincoln National Life Insurance Company
One Granite Place
Concord, NH 03301

Ronald R. Bessette
Senior Counsel
Phone: 603-229-6140
Ronald.Bessette@LFG.com

VIA FEDERAL EXPRESS

May 4, 2010

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:       The Lincoln National Life Insurance Company
Request Pursuant to Rule 485(b)(1)(vii)
Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), The Lincoln National Life Insurance Company (“LNL”) and Lincoln Life & Annuity Company of New York (together with LNL, the “Companies”) respectfully request the approval of the Commission to file certain post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.

LNL filed, on May 5, 2010, under Rule 485(a)(1) of the 1933 Act, the following “template” or model variable annuity filing as described below:

•	Lincoln National Variable Annuity Account H, File No. 333-35784 (the “Template Filing”).

In connection with this request, the Companies confirm that:

•
The disclosure changes in the Template Filing are substantially identical to disclosure changes that will be made in the Replicate Filings; each Replicate Filing will be sufficiently identical to the Template Filing to make this request under Rule 485(b)(1)(vii) appropriate.

•
Because the Replicate Filings are substantially identical to the Template Filing, the Companies will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filing in response to any Staff comments thereon.

•	No Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b).

Disclosure Changes

The Template Filing will provide for a change to the annual account fee and a new threshold at which that account fee will be waived. These changes are outlined below:

1.
Account Fee: The account fee will be changed to $35 for contracts purchased on or after August 30, 2010. The account fee is currently $50 for the Replicate Filings offered under Lincoln National Variable Annuity Account H, and $30 for the Replicate Filings offered under Lincoln Life & Annuity Variable Account H and Lincoln New York Account N for Variable Annuities.

2.
Account Fee Waiver: The account fee for contracts purchased on or after August 30, 2010 will be waived if contract value is $50,000 or more at the end of any particular contract year. The account fee is currently waived if contract value is $100,000 or more at the end of any particular contract year.

The differences between the Template Filing and the Replicate Filings are outlined below:

1.
The change to the account fee waiver (Item 2 above) will not apply to the Replicate Filings under Lincoln Life & Annuity Variable Annuity H, as those contracts already waive the account fee at $50,000.

2.
The registration statements under File Nos. 333-18419 and 333-141756 each contain a second prospectus that was designed for sale by a limited broker-dealer market. The Account Fee and Account Fee Waiver changes will not apply to the contracts sold under those prospectuses.

The Companies propose to add the above disclosure to the next amendment to the following Replicate Filings:

Lincoln National Variable Annuity Account H
•	File No. 333-18419
•	File No. 333-35780
•	File No. 333-61592
Lincoln Life & Annuity Variable Annuity Account H
•	File No. 333-141756
•	File No. 333-141758
•	File No. 333-141761
•	File No. 333-141754
Lincoln New York Account N for Variable Annuities
•	File No. 333-141752
•	File No. 333-141757
•	File No. 333-141759
•	File No. 333-141760

*    *    *

We understand that the Commission Staff will respond orally to this request.  Please direct your reply to the undersigned at (603) 229-6140.  Thank you for your assistance with and attention to this matter.

Sincerely,

Ronald R. Bessette
Senior Counsel

c:           Ellen Sazzman, Esq.